UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
Commission File Number: 000-30698

SINA Corporation
(Registrant’s Name)

37F Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai 200121, China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______

SIGNATURES
EXHIBIT 4.2

     On November 18, 2009, SINA Corporation (the “Company”) and American Stock Transfer & Trust Company, a New York bank, as Rights Agent, entered into an amendment (the “Amendment”) to the Rights Agreement dated as of February 22, 2005 by and between the Company and Rights Agent. The Company is filing the Amendment as Exhibit 4.2 to this Form 6-K.
Exhibit 4.2       Amendment No. 1 to Rights Agreement

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION (Registrant)
Date: November 20, 2009	By:	/s/ Herman Yu
Herman Yu
Chief Financial Officer